Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Reporting Issuer

New Pacific Metals Corp. (the “Company")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X1

ITEM 2	Date of Material Change

November 12, 2019

ITEM 3	News Release

A new release announcing the material change referred to in this report was disseminated on November 19, 2019 through GlobeNewswire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

ITEM 4	Summary of Material Change

The Company announced the appointment of Dr. Mark Cruise to the position of Chief Operating Officer (“COO”).

ITEM 5	Full Description of Material Change

See attached Schedule “A”.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

ITEM 7	Omitted Information

Not Applicable

ITEM 8	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

ITEM 9	Date of Report

November 19, 2019

Schedule “A”

Please see attached.

NEWS RELEASE

Trading Symbol     TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC ANNOUNCES THE APPOINTMENT OF

DR. MARK CRUISE AS CHIEF OPERATING OFFICER

Vancouver, British Columbia – November 19, 2019 – New Pacific Metals Corp. (TSX-V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) is pleased to announce the appointment of Dr. Mark Cruise to the position of Chief Operating Officer (“COO”).

Dr. Cruise is the founder and former Chief Executive Officer of Trevali Mining Corporation (TSX: TV) (“Trevali”). Under his leadership, Trevali grew from an initial discovery to a top-ten global zinc producer with operations in Peru, Canada, Burkina Faso and Namibia with a resultant market capitalization in excess of CAD $1.4B. Prior to Trevali, Dr. Cruise held multiple positions in Europe and North America with Anglo American plc as a poly-metallic commodity specialist. He has previously served as the Vice President, Business Development and Vice President, Exploration of Cardero Resources Corp. Dr. Cruise holds a Doctorate and Bachelor degrees in Geology from the University of Dublin, Trinity College and is a professional member of the Institute of Geologists of Ireland and the European Federation of Geologists.

“On behalf of New Pacific, we welcome Mark to our team,” said Dr. Rui Feng, Chief Executive Officer and Director of New Pacific. “We’re excited to secure the services of someone with his level of experience and calibre. Mark will be an incredible addition and his involvement should be very beneficial to our shareholders.”

“While currently transitioning from the discovery phase, I am incredibly excited to work with Rui and the team on our Silver Sand Project and other initiatives in the region,” said Dr. Mark Cruise, COO. “The coming months will be exciting for both management and shareholders as we deliver on various near to medium term catalysts and execute on our shared vision to create the next major silver developer.”

About New Pacific

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in Potosí Department, Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, contact

New Pacific Metals Corp.
Gordon Neal President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.